KH 3/18

15049887

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 16 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29033

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Papamarkou Wellner & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Park Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Daniels (212) 751-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/17

OATH OR AFFIRMATION

I Scott D. Daniels, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Papamarkou Wellner & Co., Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

CFO / FINOP

Title

JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified in Queens County
Commission Expires July 9, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Papamarkou Wellner & Co., Inc.
Contents

KPMG

KPMG LLP
4 Becker Farm Road
Roseland, NJ 07068

Report of Independent Registered Public Accounting Firm

The Stockholders
Papamarkou Wellner & Co., Inc.

We have audited the accompanying statement of financial condition of Papamarkou Wellner & Co., Inc. (the Company) as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Papamarkou Wellner & Co., Inc. as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

March 12, 2015

Papamarkou Wellner & Co., Inc.
Statement of Financial Condition
As of December 31, 2014

ASSETS	
Cash and cash equivalents	$1,414,328
Receivable from clearing broker	46,222
Fees receivable	551,413
Due from Affiliate	27,443
Other assets	97,986
Total assets	$ 2,137,392
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 531,601
Stockholders' equity	
Common stock, $.01 par value, authorized and issued 10,000 shares, outstanding 9,000 shares	90
Additional paid-in capital	575,317
Retained earnings	1,055,384
	1,630,791
Less: treasury stock, 1,000 shares at cost	(25,000)
Total stockholders' equity	1,605,791
	$ 2,137,392

The accompanying notes are an integral part of this financial statement.

1. Organization and nature of business

In 2014, Papamarkou Wellner & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's operations consist primarily of engaging in agency and principal transactions and private placement of securities.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on March 12, 2015. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of cash deposits in a money market fund with a clearing organization.

Revenue and Expense Recognition

Securities transactions and the related revenues and expenses are recorded on the trade-date basis. Interest income is recognized when earned.

Placement fee revenues are recognized as earned in accordance with the terms of their applicable contracts in the period in which the services are performed. The placement revenue is based on a percentage of management fees charged on placed investors' capital and annual performance fees. Placement fees accrued based on annual performance fees are estimated at year end based on unaudited net asset value of the underlying funds.

Interest Income per Sharing Agreement

Interest income is derived from rebates of interest charged to customers on margin balances extended by the Company's clearing broker. Pursuant to a clearing agreement, the Company receives the excess of interest income charged to customers for margin balances above stated tiers. For margin balances, customers negotiate a rate with the clearing firm. For amounts negotiated in excess of the clearing firm's cost of funds, the Company shares in that excess interest charged to customers.

Income Taxes

Prior to March 2014, the Company was included in the consolidated federal and state income tax returns filed by Papamarkou Wellner Asset Management, Inc. (the "Former Parent"). The Company and Former Parent, with the consent of the Former Parent's stockholder, had elected to be taxed under applicable provisions of Subchapter S of the Internal Revenue Code and similar state provisions. Under those provisions, the Company and the Former Parent did not pay federal and state taxes on their corporate income. Instead, the stockholder of the Former Parent was individually liable for such taxes. The entities were, however, subject to New York City income taxes, and the city income tax return was filed on

2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

a consolidated basis. In accordance with GAAP, the Company's city income taxes were calculated as if the Company filed on a separate return basis, using the Former Parent's effective tax rate. The amount of current and deferred taxes payable or refundable was recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. The provision for city income taxes provided is based on pre-tax income for financial accounting purposes. The Company filed on a consolidated basis with the Former Parent through February 2014.

Effective March 1, 2014, the Former Parent distributed 100% of the shares of the Company to the Former Parent's stockholder as a tax-free reorganization, and the stockholder subsequently sold a portion of the shares to a new stockholder (see Note 10). For the remainder of 2014, the Company will file stand-alone federal, state and local tax returns. The Company has elected to be taxed under applicable provisions of Subchapter S of the Internal Revenue Code and similar state provisions. Under those provisions, the Company does not pay federal and state taxes on its corporate income. Instead, the stockholders of the Company are individually liable for such taxes. The Company is, however, subject to New York City income taxes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. The provision for city income taxes provided is based on pre-tax income for financial accounting purposes.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more-likely-than-not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders' equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company (and prior to March 2014, the Former Parent and the Company) are no longer subject to income tax examinations by major taxing authorities for years before 2011. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Valuation of Investments at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.
Valuation of Investments at Fair Value - Definition and Hierarchy (Continued)

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments at Fair Value - Definition and Hierarchy (continued)

securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Retirement plan

The Company has a retirement plan under Section 401(k) of the Internal Revenue Code (the "Plan"), which covers all eligible employees. The Plan provides for voluntary deductions of up to 15% of the employee's salary, subject to Internal Revenue Code limitations. The Company can make a matching contribution to the Plan, which is at the discretion of the Company and is determined annually. Matching contributions amounted to approximately $10,000 for the year ended December 31, 2014.

4. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company's net capital was approximately $928,000, which was approximately $878,000 in excess of its minimum requirement of $50,000.

5. Off-balance sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

5. Off-balance sheet risk (continued)

In addition, the receivable from the clearing broker, for commission income and interest sharing income, net of brokerage fees, is pursuant to this clearing agreement.

6. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

During the year ended December 31, 2014, the Company received approximately 75% of its total commission revenues from numerous customers whose portfolios were managed by one asset management company.

During the year ended December 31, 2014, the Company received approximately 50% of its total revenue from three placement fee clients. As of December 31, 2014 the receivables from these three clients was $481,195.

7. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy. See Note 2 for a discussion of the Company's accounting policies.

The following table presents information about the Company's assets measured at fair value as of December 31, 2014:

Assets (at fair value)	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Balance as of December 31, 2014**
Cash equivalent	$ 12,648	$ -	$ -	$ 12,648

The fair value of the Company's cash equivalents held in the money market fund are determined through market, observable and corroborated sources.

9. Commitments and contingencies

The Company has an equipment lease for quote services, which provides for payments of $2,000 per month per terminal, plus amounts for additional services as defined in the agreement. This agreement is renewable annually.

10. Related party transactions

In March 2014, the Former Parent distributed 100% of the 9,000 outstanding shares of the Company to the sole stockholder of the Former Parent in a tax-free reorganization. In July 2014, the sole stockholder sold an approximate 21% interest, or 1,890 shares to a new stockholder, which transaction occurred outside of the Company and had no impact on reported par value or additional paid-in capital on the statement of financial condition. As of December 31, 2014, two individuals own all the outstanding stock of the Company, and the Former Parent is now defined as an affiliate (the "Affiliate") of the Company.

The Company receives commission income from numerous customers' trades placed by investment advisors. Some customers have been referred to these investment advisors by the Affiliate. Commission revenues from these referrals represent a small portion of total commission revenues.

Effective January 1, 2011, the Company is operating under an Administrative Services Agreement (the "Agreement") with the Affiliate. This Agreement was amended on January 1, 2014 to allocate all expenses between the Company and the Affiliate based on the percentage of revenues earned by each entity during the prior year. During the year ended December 31, 2014, the Company incurred expenses totaling $653,634 paid by the Affiliate (which included principally occupancy and payroll) and paid $616,590 for expenses on behalf of the Affiliate (which included principally quote services and payroll). As of December 31, 2014, there is a net balance due from the Affiliate of approximately $27,000 based on shared resources under the Agreement.

Aggregate future lease payments for office space under the Agreement for which the Company would be responsible as of December 31, 2014 are as follows:

	Total Commitments
2015	$ 133,000
2016	133,000
2017	66,000
	$ 332,000